Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

AND

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Resignation of Non-executive Director

The board of directors (the “Board”) of XPeng Inc. (the “Company”) announces that Mr. Jun Chen has tendered his resignation as a non-executive director of the Company to the Board with effect from February 28, 2022, in order to devote more time to pursue other business commitments.

Mr. Jun Chen has confirmed that he has no disagreement with the Board and there are no matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to take this opportunity to express its sincere gratitude to Mr. Jun Chen for his valuable contribution since joining the Company as a director in 2020, and the Board wishes Mr. Jun Chen the best of success in his future endeavors.

Appointment of Non-executive Director

The Board is pleased to announce that Mr. Yingjie Chen (“Mr. Chen”) has been appointed as a non-executive director of the Company with effect from February 28, 2022.

Mr. Chen, aged 44, joined Alibaba Group Holding Limited (“Alibaba Group”) (a company listed on the Hong Kong Stock Exchange with stock code: 9988 and the New York Stock Exchange with NYSE Ticker: BABA) in December 2012. Mr. Chen currently serves as the senior investment director of Alibaba Group. Mr. Chen has been serving as a non-independent director of DBAPP Security Co., Ltd.* (杭州安恒信息技術股份有限公司) (a company listed on the Shanghai Stock Exchange with stock code: 688023) since May 7, 2020. Prior to joining Alibaba Group, Mr. Chen was a senior manager in the corporate finance department of PricewaterhouseCoopers from 2007 to 2012 and a vice president of investment of Shandong Datong Hongye Group* (山東大同宏業集團) from 2004 to 2007. Mr. Chen was an auditor of Arthur Andersen from 1999 to 2004. Mr. Chen graduated from Shanghai University of Finance and Economics with a bachelor’s degree in accounting in July 1999. He is qualified as a Certified Public Accountant in Canada.

Save as disclosed above, Mr. Chen has not held any other directorships in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas. Mr. Chen does not have any relationships with other directors, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)), or controlling shareholders (as defined in the Listing Rules) of the Company.

Mr. Chen does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Mr. Chen has entered into a letter of appointment with the Company for a term of three years, subject to the retirement and rotation provisions as set out in the memorandum and articles of association of the Company. Pursuant to the letter of appointment, Mr. Chen will not be entitled to any director’s fee from the Company.

Save as disclosed above, there is no other information which is discloseable pursuant to the requirements under Rule 13.51(2) of the Listing Rules, and there are no other matters relating to the appointment of Mr. Chen that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its warmest welcome to Mr. Chen in joining the Board.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Monday, February 28, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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